UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 15, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 February 2019 entitled ‘VODAFONE CONCLUDES TENDER FOR STATUTORY AUDIT’

RNS: 0806Q

Vodafone Group Plc

15 February 2019

VODAFONE CONCLUDES TENDER FOR STATUTORY AUDIT

Vodafone Group Plc (“Vodafone”) today announces the conclusion of a competitive tender process for its statutory audit contract.  The Board has approved the appointment of Ernst & Young LLP following the completion of the audit of the Group’s accounts for the year ending 31 March 2019. The appointment will be subject to the approval by shareholders at the Annual General Meeting.

David Nish, Chairman of the Vodafone Audit and Risk Committee, said: “We thank PricewaterhouseCoopers LLP for their significant contribution as Vodafone’s auditors over recent years and we look forward to working with Ernst & Young LLP.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Notes

1.             PricewaterhouseCoopers LLP remain the Group’s auditors for the current financial year and did not participate in the tender given the matters disclosed in the Group’s press release of 21 December 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 15, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary